Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of March 31, 2019, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars ("dollars" or "$") or in euros ("euros" or "€").

At March 31, 2019
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	4,622
Current financial debt	9,284
Current portion of financial instruments for interest rate swaps liabilities	320
Other current financial instruments — liabilities	331
Financial liabilities directly associated with assets held for sale	264
Total current financial debt	14,821
Non-current financial debt	44,396
Non-controlling interests	2,365
Shareholders’ equity
Common shares	8,231
Paid-in surplus and retained earnings	123,702
Currency translation adjustment	(11,606)
Treasury shares	(2,334)
Total shareholders’ equity — Group share	117,993
Total capitalization and non-current indebtedness	164,754

As of March 31, 2019, TOTAL S.A. had an authorized share capital of 3,663,865,734 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,641,874,274 ordinary shares (including 41,146,259 treasury shares from shareholders’ equity).

As of March 31, 2019, approximately $6,659 million of the Group’s non-current financial debt was secured and approximately $37,737 million was unsecured, and all of the Group’s current financial debt of $9,284 million was unsecured. As of March 31, 2019, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. Since March 31, 2019, TOTAL S.A. has issued perpetual subordinated notes recorded as equity of €1.5 billion (or approximately $1.7 billion using the €/$ exchange rate on April 19, 2019 of €1 = $1.1246 as released by the Board of Governors of the Federal Reserve System on April 22, 2019) proceeds of which were used to repurchase €1.5 billion notional amount of existing perpetual subordinated notes issued by TOTAL S.A.. For more information about TOTAL’s off balance sheet commitments and contingencies, see Note 13.1 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on March 20, 2019, as amended on April 26, 2019.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since March 31, 2019.